Buffered Enhanced Market Participation Securities
Linked to a Weighted Basket Consisting of the S&P 500® Index
and the iShares® MSCI EAFE Index Fund

Filed Pursuant to Rule 433
Registration No. 333-158385
March 22, 2010
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009,
Underlying Supplement No. 1 dated January 8, 2010 and
Underlying Supplement No. 2 dated January 11, 2010)



All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Buffered Enhanced Market Participation Securities. The securities will have the terms described in this free writing prospectus and the accompanying product supplement, prospectus supplement, prospectus and underlying supplements. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus or underlying supplements, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Basket Return is negative, lose up to 80% of your principal.**

This free writing prospectus relates to a single offering of securities linked to the performance of a weighted basket containing one index and one index fund (such basket, the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)†
Principal amount:	$1,000 per security
Reference Asset:	The securities are linked to a weighted basket consisting of one index and one index fund (each a "Basket Component," and together, the "Basket Components") as set forth below:

Basket Component	Ticker	Component Weighting	Basket Component	Ticker	Component Weighting
S&P 500® Index ("SPX")	SPX	80%	iShares® MSCI EAFE Index Fund ("EFA")	EFA UP	20%

Underwriting discounts and commissions per security/total:	If the securities priced today we expect that the agent would receive a discount and commission of approximately $36.00 per $1,000 Principal Amount of securities for any securities sold to investors. However, this approximation will be determined on the Pricing Date and is subject to change. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-8 of this free writing prospectus.
Proceeds to HSBC USA Inc. per security/total:	The proceeds to us will be determined on the Pricing Date and will depend on the underwriting discounts and commissions and the additional fees we will pay.
Trade Date:	March 22, 2010
Pricing Date:	March 22, 2010
Original Issue Date:	March 25, 2010
Final Valuation Date:	March 20, 2015, subject to adjustment as described below under the caption "Final Valuation Date and Maturity Date."
Maturity Date:	3 business days after the Final Valuation Date and is expected to be March 25, 2015. The Maturity Date is subject to adjustment as described below under the caption " Final Valuation Date and Maturity Date."
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Basket Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 principal amount of securities, equal to: $1,000 + ($1,000 × Basket Return × Upside Participation Rate) *If the Basket Return is less than or equal to zero but greater than or equal to the Buffer Value*, you will receive $1,000 per $1,000 principal amount of securities (zero return). **If the Basket Return is less than the Buffer Value,** you will receive a cash payment on the Maturity Date, per $1,000 principal amount of securities, calculated as follows: $1,000 + [$1,000 × (Basket Return + 20%)] Under these circumstances, you will lose 1% of the principal amount of your securities for each percentage point that the Basket Return is below the Buffer Value. For example, because the buffer protects the first 20% of loss, if the Basket Return is -30%, you will suffer a 10% loss and receive 90% of the principal amount. **If the Basket Return is less than the Buffer Value, you may lose up to 80% of your investment.**
Basket Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$
Starting Basket Level:	Set equal to 100 on the Pricing Date.
Ending Basket Level:	The Basket Closing Level on the Final Valuation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows: 100 × [1 + (the sum of the Component Return multiplied by the Component Weighting, for each Basket Component)]
Component Return:	Each Component Return reflects the performance of the relevant Basket Component, expressed as the percentage change from the Initial Value of that Basket Component to the Final Value of that Basket Component, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Upside Participation Rate:	107%
Buffer Value	-20%
Initial Value:	The Official Closing Value of a Basket Component on the Pricing Date.
Final Value:	The Official Closing Value of a Basket Component on the Final Valuation Date.
Official Closing Value:	The closing level or closing price, as applicable, of a Basket Component on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <Index>", and with respect to the EFA, "EFA UP <Equity>") or, for each Basket Component, any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP:	4042K0T70
Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

† A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

The securities offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. We may use this free writing prospectus in the initial sale of securities. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions in any securities after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement related to this free writing prospectus is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-8 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-3 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement, page US-1 of the accompanying underlying supplement no. 1, and page US2-1 of the accompanying underlying supplement no. 2.

GENERAL

This free writing prospectus relates to a single offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset, Basket Components comprising the Reference Asset or any component security included in or held by such Basket Components or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009, the underlying supplement no. 1 dated January 8, 2010 and the underlying supplement no. 2 dated January 11, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Buffered Enhanced Market Participation Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus, or underlying supplements, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-3 of this free writing prospectus, page PS-4 of the product supplement, page S-3 of the prospectus supplement, page US1-1 of underlying supplement no. 1 and page US2-1 of underlying supplement no. 2, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and product supplement) with the US Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm
- The underlying supplement no. 1 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410001030/v170879_424b2.htm
- The underlying supplement no. 2 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410001371/v171070_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Basket Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 principal amount of securities, equal to $1,000 + ($1,000 × Basket Return × Upside Participation Rate)

If the Basket Return is less than or equal to zero but greater than or equal to the Buffer Value, you will receive $1,000 per $1,000 principal amount of securities (zero return).

If the Basket Return is less than the Buffer Value, you will receive a cash payment on the Maturity Date, per $1,000 principal amount of securities, calculated as follows: $1,000 + [$1,000 × (Basket Return + 20%)]

Under these circumstances, you will lose 1% of the principal amount of your securities for each percentage point that the Basket Return is below the Buffer Value. For example, because the buffer protects the first 20% loss, if the Basket Return is -30%, you will suffer a 10% loss and receive 90% of the principal amount. **You should be aware that if the Basket Return is less than the Buffer Value, you may lose up to 80% of your investment.**

Interest
The securities will not pay periodic interest.

Calculation Agent
We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee
Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor and Reference Issuer

With respect to SPX, Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor. With respect to EFA, iShares Trust is the reference issuer.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the Basket Return will be sufficiently positive on the Final Valuation Date to provide you with your desired return.

▸ You are willing to make an investment that is exposed to the negative Basket Return on a 1-to-1 basis for each percentage point that the Basket Return is less than -20%.

▸ You are willing to forego dividends or other distributions paid to holders of stocks comprising a Basket Component, or a Basket Component itself, as applicable.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

▸ You believe the Basket Return will be negative on the Final Valuation Date or that the Basket Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to make an investment that is exposed to the negative Basket Return on a 1-to-1 basis for each percentage point that the Basket Return is below -20%.

▸ You seek an investment that is 100% principal protected.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on any stocks comprising a Basket Component, or a Basket Component itself, as applicable.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement, on page US1-1 of underlying supplement no. 1 and on page US2-2 of underlying supplement no. 2. Investing in the securities is not equivalent to investing directly in any of the stocks comprising a Basket Component or in a Basket Component itself, as applicable. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying underlying supplements, product supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement and underlying supplements including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes Linked to the Performance of Exchange-Traded Funds" in the product supplement;

▸ "— The Notes are Subject to Currency Exchange Risk" in underlying supplement no. 2; and

▸ "— Risks Associated with Foreign Securities Markets" in underlying supplement no. 2.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Ending Basket Level from the Starting Basket Level beyond the Buffer Value of -20%. Accordingly, if the Basket Return is less than -20%, your payment at maturity will be less than the principal amount of your securities. You may lose up to 80% of your investment at maturity if the Basket Return is negative.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

Changes in the final values of the Basket Components may offset each other.

Movements in the values of the Basket Components may not correlate with each other. At a time when the value of one Basket Component increases, the value of the other Basket Component may not increase as much or may even decline. Therefore, in calculating the Basket Return and therefore the payment at maturity, increases in the value of one Basket Component may be moderated, or more than offset, by lesser increases or declines in the value of the other Basket Component. Because SPX has a higher component weighting (80% of the Reference Asset), it will have a larger impact than EFA, which has a lower component weighting (20% of the Reference Asset). We expect that generally the market value of the securities and your payment at maturity will depend significantly on the performance of SPX.

Our affiliate is one of the companies held by the EFA

Our affiliate, HSBC Holdings plc, is one of the companies whose stock is held by the EFA and is one of the companies that make up the underlying MSCI EAFE® Index. Our affiliate will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the price of the EFA and the value of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive periodic interest payments.

Changes that affect a Basket Component will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor or reference issuer of a Basket Component concerning additions, deletions and substitutions of the constituents comprising such Basket Component and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in such Basket Component may affect the value of such Basket Component. The policies of the reference sponsor or reference issuer with respect to the calculation of the relevant Basket Component could also affect the value of such Basket Component. The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its relevant Basket Component. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the payment at maturity described in this free writing prospectus is based on the full principal amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Final Value of the Reference Asset on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset to which your securities are linked or return on the securities. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in securities for a hypothetical range of performance for the Basket Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the hypothetical Payment at Maturity per $1,000 principal amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Upside Participation Rate: 107%

▸ Buffer Amount: -20%

Hypothetical Ending Basket Level	Hypothetical Basket Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
200.00	100.00%	$2,070.00	107.00%
180.00	80.00%	$1,856.00	85.60%
160.00	60.00%	$1,642.00	64.20%
140.00	40.00%	$1,428.00	42.80%
120.00	20.00%	$1,214.00	21.40%
115.00	15.00%	$1,160.50	16.05%
110.00	10.00%	$1,107.00	10.70%
105.00	5.00%	$1,053.50	5.35%
102.00	2.00%	$1,021.40	2.14%
101.00	1.00%	$1,010.70	1.07%
100.00	**0.00%**	**$1,000.00**	**0.00%**
99.00	**-1.00%**	**$1,000.00**	**0.00%**
98.00	**-2.00%**	**$1,000.00**	**0.00%**
95.00	**-5.00%**	**$1,000.00**	**0.00%**
90.00	**-10.00%**	**$1,000.00**	**0.00%**
85.00	**-15.00%**	**$1,000.00**	**0.00%**
80.00	**-20.00%**	**$1,000.00**	**0.00%**
60.00	-40.00%	$800.00	-20.00%
40.00	-60.00%	$600.00	-40.00%
20.00	-80.00%	$400.00	-60.00%
0.00	-100.00%	$200.00	-80.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Basket Ending Level is 105.00.

Basket Ending Level:	105.00
Basket Return:	5.00%
Final Settlement Value:	**$1,053.50**

Here, the Basket Return is 5.00%, calculated as follows:

(105.00 - 100.00) / 100.00 = 5.00%

Because the Basket Return of 5.00% is positive, the Final Settlement Value would be $1,053.50 per $1,000 principal amount of securities calculated as follows:

$1,000 + ($1,000 × Basket Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 107%)

= $1,053.50

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Basket Return multiplied by 107% when such Basket Return is positive.

Example 2: The Basket Ending Level is 90.00.

Basket Ending Level:	90.00
Basket Return:	-10.00%
Final Settlement Value:	**$1,000.00**

Here, the Basket Return is -10.00%, calculated as follows:

(90.00 - 100.00) / 100.00 = -10.00%

Because the Basket Return of -10.00% is less than zero but greater than the Buffer Value, the Final Settlement Value would be $1,000.00 per $1,000 principal amount of securities (a zero return).

Example 3 shows that you will receive the return of your principal investment where the value of the Reference Asset declines by no more than 20% over the term of the securities.

Example 3: The Basket Ending Level is 70.00%.

Basket Ending Level:	70.00
Basket Return:	-30.00%
Final Settlement Value:	**$900.00**

Here, the Basket Return is -30.00%, calculated as follows:

(70.00 - 100.00) / 100.00 = -30.00%

Because the Basket Return of -30.00% is less than the Buffer Value of -20%, the Final Settlement Value would be $900.00 per $1,000 principal amount of securities calculated as follows:

$1,000 + [$1,000 × (Basket Return + 20%)]

= $1,000 + [$1,000 × (-30.00% + 20%)]

= $900.00

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset beyond the Buffer Amount of -20%. YOU MAY LOSE UP TO 80% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

INFORMATION RELATING TO THE S&P 500® INDEX ("SPX")

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

For more information about the SPX, see "The S&P 500® Index" on page US1-4 of the accompanying underlying supplement no. 1.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 3, 2005 through March 19, 2010. The closing level for the SPX on March 19, 2010 was 1,156.06. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



Historical Performance of the S&P 500® Index

Source: Bloomberg Professional® service

The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the SPX closing level on the Final Valuation Date.

INFORMATION RELATING TO THE ISHARES® MSCI EAFE INDEX FUND (the "EFA")

Description of the EFA

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. As of May 29, 2009, the MSCI EAFE® Index consisted of the following 21 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

For more information about the EFA, see "The iShares® MSCI EAFE Index Fund" on page US2-20 of the accompanying underlying supplement no. 2.

Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing levels from January 3, 2005 through March 19, 2010. The closing price for the EFA on March 19, 2010 was $55.38. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



Historical Performance of the iShares® MSCI EAFE Index Fund

Source: Bloomberg Professional® service

The historical prices of the EFA should not be taken as an indication of future performance, and no assurance can be given as to the EFA closing price on the Final Valuation Date.

FINAL VALUATION DATE AND MATURITY DATE

If the Final Valuation Date is not a scheduled trading day for any Basket Component, then the Final Valuation Date for such Basket Component will be the next succeeding day that is a scheduled trading day (as defined in the relevant underlying supplement with respect to each Basket Component) for such Basket Component. For each Basket Component, the calculation agent will determine whether a market disruption event (as defined in the relevant underlying supplement with respect to each Basket Component) exists on the Final Valuation Date with respect to such Basket Component independent from the other Basket Component, therefore a market disruption event may exist for a certain Basket Component and not exist for the other Basket Component. If a market disruption event exists for a Basket Component on the Final Valuation Date, then the Final Valuation Date for such Basket Component will be the next scheduled trading day for which there is no market disruption event for such Basket Component. If such market disruption event continues for five consecutive scheduled trading days, then that fifth scheduled trading day will nonetheless be the Final Valuation Date for such Basket Component, and the Final Value with respect to such Basket Component will be determined (1) with respect to a Basket Component that is an index, by means of the formula for and method of calculating such index which applied just prior to the market disruption event, using the relevant exchange's traded or quoted price of each stock or other security in such index (or if an event giving rise to a market disruption event has occurred with respect to a stock or other security in such index and is continuing on that fifth scheduled trading day, the calculation agent's good faith estimate of the value for that stock or other security), or (2) with respect to a Basket Component that is an index fund, by the calculation agent, in its sole discretion, using its estimate of the exchange traded prices for such index fund that would have prevailed but for that market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to a Basket Component on the originally scheduled Final Valuation Date, the determination of such Basket Component's Final Value will be made on the originally scheduled Final Valuation Date, irrespective of the existence of a market disruption event with respect to the other Basket Component. If the Final Valuation Date for any Basket Component is postponed, then the Maturity Date will also be postponed to the third business day following the latest of such postponed Final Valuation Dates.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of approximately $36.00, per $1,000 principal amount of securities (calculated as if the securities were to price today).

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid forward or other executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a security as a pre-paid forward or other executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions", we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the forgoing, U.S. holders (as defined under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the EFA (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder (the "Excess

Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by a Basket Component would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, a Basket Component were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Basket Components, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Basket Components is or becomes a PFIC or a USRPHC.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, any accompanying underlying supplement, product supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, any accompanying underlying supplement, product supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, any accompanying underlying supplement, product supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, any accompanying underlying supplement, product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Buffered Enhanced Market Participation Securities Linked to a Weighted Basket Consisting of the S&P 500® Index and the iShares® MSCI EAFE Index Fund

March 22, 2010

FREE WRITING PROSPECTUS